Exhibit 99.2

                                                                    (An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF AURYN RESOURCES INC.

FOR THE THREE MONTHS ENDED MARCH 31, 2018

Dated: May 14, 2018

TABLE OF CONTENTS

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND THE PERIOD UP TO MAY 14, 2018		3
1.1.	Date and forward-looking statements	4
1.1.1 Forward-looking statements and risk factors		4
1.2.1	Description of business	5
1.2.2 Committee Bay and Gibson MacQuoid projects		5
Ownership		6
Mineral resources		6
2018 Resupply and staging operations at Committee Bay		7
Gibson MacQuoid		8
1.2.3	Homestake Ridge project	8
2018 Exploration Plans		8
1.2.4	Peruvian exploration projects	9
Sombrero gold-copper project		9
Huilacollo Project		9
Baños del Indio		10
Curibaya		10
1.2.5	Qualified persons and technical disclosures	10
1.3	Selected annual financial information	12
1.4	Discussion of operations	12
1.5	Summary of quarterly results	14
1.6/1.7	Financial position and liquidity and capital resources	14
1.8	Off-balance sheet arrangements	18
1.9	Transactions with related parties	19
1.10	Subsequent events	19
1.11	Proposed transactions	19
1.12	Critical accounting estimates	19
1.13	Changes in accounting policies including initial adoption	21
1.14	Financial instruments and other instruments	23
1.15	Other requirements	23
Capital structure		23
Controls and procedures		23

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND THE PERIOD UP TO MAY 14, 2018

Corporate highlights

•	On April 26, 2018 and April 17, 2018, the Company announced the significant expansion of claim holdings at its Sombrero copper and gold project in Southern Peru. The culmination of two different staking efforts have increased the Company’s Sombrero project to over 100,000 hectares encapsulating areas that produced the highest geochemical responses from a regional scale stream sediment survey conducted in late 2017.

•	On March 23, 2018, the Company closed a bought deal offering (the “2018 Offering”) for gross proceeds of US$ 7.8 million. A total of 6,015,385 common shares of the Company were sold at a price of US$1.30 per share. In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million.

Operational highlights

•	On April 17, 2018, the Company announced the commencement of surface exploration at its Sombrero gold and copper project located in Southern Peru. The program was initiated through the completion of a long-term access agreement with the Huancasancos Community allowing Auryn to follow-up on the previously recognized surface mineralization and to delineate drill targets on the southern half of the project.

•	On April 13, 2018, the Company announced the results from the initial five holes of drilling at its Huilacollo project in the Tacna Province, Peru. The highlight from the program was hole 17HUI-002 which returned an intercept of 62 meters of 0.45 g/t Au (including 22 meters of 0.71g/t Au) 100 meters to the northwest of the previously drilled mineralization on the project.

•	On February 6, 2018, the Company announced its preliminary drill plans and staging efforts for its Committee Bay project in Nunavut. During the months of March and April, the Company mobilized fuel and other critical supplies.

< Refer to the page 5 for cautionary wording concerning forward-looking information>

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.1.       Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn Resources Inc. (the “Company” or “Auryn”) has been prepared by management to assist the reader to assess material changes in the condensed consolidated interim financial condition and results of operations of the Company as at March 31, 2018 and for the three months then ended. This MD&A should be read in conjunction with the condensed consolidated interim financial statements of the Company and related notes thereto as at and for the three months ended March 31, 2018 and 2017. The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s most recent audited annual consolidated financial statements for the year ended December 31, 2017, except as outlined in note 2 of the March 31, 2018 condensed consolidated interim financial statements. All financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and all dollar amounts presented are Canadian dollars unless otherwise stated.

The effective date of this MD&A is May 14, 2018.

1.1.1 Forward-looking statements and risk factors

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web site at www.aurynresources.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.1.1       Forward-looking statements and risk factors (continued)

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form. These are not the only risks and uncertainties that Auryn faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. These documents are for information purposes only and not incorporated by reference in this MD&A.

1.2.1       Description of business

Auryn is an exploration company focused on the acquisition, exploration and development of mineral resource properties. Auryn’s principal mineral properties are the Committee Bay gold project located in Nunavut, Canada and the Homestake Ridge Project located within the Iskut-Stewart-Kitsault belt, in northwestern British Columbia. The Company also holds a substantial project portfolio in Peru.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. The Company is listed on the Toronto Stock Exchange under the symbol AUG and effective July 17, 2017, the Company’s common shares commenced trading on the NYSE American under the US symbol AUG.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

1.2.2 Committee Bay and Gibson MacQuoid projects

Figure 1 – regional map showing the locations of the Committee Bay and Gibson MacQuoid projects

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.2.2        Committee Bay and Gibson MacQuoid projects (continued)

The Committee Bay Project is comprised of more than 380,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km northeast of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amuraq.

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years of the commencement of commercial production for $2.0 million for each one-third (0.5%) of the NSR.

Mineral resources

High-grade gold occurrences are found throughout the 300 km strike length with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated May 31, 2017 as amended October 23, 2017 filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade (g/t Au)	Tonnes (t)	Gold grade (g/t Au)	Contained Au (oz)
May 31, 2017 Resource
Indicated	Near Surface Underground	3.0 4.0	1,760,000 310,000	7.72 8.57	437,000 86,000
			2,070,000	7.85	524,000
Inferred	Near Surface Underground	3.0 4.0	590,000 2,340,000	7.56 7.65	144,000 576,000
			2,930,000	7.64	720,000

Table 1: Three Bluffs indicated and inferred resource. See section 1.2.6 for cautionary language concerning mineral resources.

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.2.2        Committee Bay and Gibson MacQuoid projects (continued)

2018 Resupply and staging operations at Committee Bay

At the end of March 2018, the Company commenced its staging operations for the 2018 exploration program at Committee Bay. Fuel for approximately 20,000 meters of helicopter supported drilling as well as other critical supplies were mobilized to the project’s Hayes Camp from Baker Lake, Yellowknife and Rankin Inlet. The total cost of this mobilization effort is expected to be approximately $1.4 million.

2018 Exploration Plans

The Company’s exploration plans for 2018 will focus on follow up drilling on targets identified through both its 2017 rotary air blast drill campaign and the detail in-fill till program. Of the targets to be tested, the most prominent is the Aiviq discovery which was identified by a single drill fence in 2017.

Aiviq Discovery

During 2017, the Company intercepted 12.2 meters of 4.7 g/t Au (including 3.05 meters of 18.09 g/t Au) at the newly discovered Aiviq target located 12 km from its high-grade Three Bluffs deposit. The mineralization encountered at Aiviq is situated along a regional shear zone that is defined by a 7 kilometer long gold-in-till anomaly. This shear zone was tested by a single drill fence during the 2017 summer drill program leaving the prospect wide open to expansion. The other holes drilled at this prospect did not target or intersect this shear zone. Importantly, the high-grade mineralization intersected in drill hole 17RGR003 is situated within a 100 meter wide zone of lower grade structures that demonstrate the overall strength and potential of the gold bearing system.

Figure 2 – partial map of the Committee Bay project showing the Aiviq discovery in relation to Three Bluffs and the N-S structural corridor.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.2.2        Committee Bay and Gibson MacQuoid projects (continued)

Gibson MacQuoid

The Gibson MacQuiod project is an early stage gold exploration project situated between the Meliadine deposit and Meadowbank mine in Nunavut, Canada. The 19 prospecting permits and 57 mineral claims that make up the project encompass approximately 120 km of strike length of the prospective greenstone belt and total 375,000 hectares collectively.

The Gibson MacQuoid Greenstone belt is one of a number of Archean aged greenstone belts located in the Western Churchill province of north-eastern Canada. These gold bearing Archean greenstone belts host deposits such as the Meadowbank, Amaruq, and Meliadine deposits. In particular, the highly magnetic signature of the Gibson MacQuoid Belt is consistent with the other productive greenstone belts in the eastern Arctic that host large-scale gold deposits.

2018 Exploration Plans

During the year ended December 31, 2017 the Company conducted a belt wide geochemical survey at Gibson MacQuoid. The survey was completed in mid-October 2017 and identified 8 high priority gold-in-till anomalies detailed below. The Company is currently designing a follow up program that will include in-fill till sampling to further refine these target areas to support an initial reconnaissance drill program.

1.2.3        Homestake Ridge project

The Homestake Ridge project is located in the Kitsault Mineral district in north-western British Columbia and covers approximately 7,500 hectares. The project is host to a high-grade underground gold, silver, coper, lead resource which remains open at depth and along strike in several zones.

	Tonnage	Gold	Gold	Silver	Silver	Copper	Copper
	(Mt)	(g/t)	(oz)	(g/t)	(Moz)	(%)	(Mlb)
Indicated	0.624	6.25	125,000	47.9	1.0	0.18	2.4
Inferred	7.245	4.00	932,000	90.9	21.2	0.11	16.9

Table 2: Combined Main Homestake, Homestake Silver and South Reef Resources at a 2 g/t AuEq cut-offs. See section 1.2.6 for cautionary language concerning mineral resources and refer to 43-101 report dated September 29, 2017 as amended October 23, 2017 filed under the Company’s SEDAR profile at www.sedar.com).

.

2018 Exploration Plans

During 2017, the Company’s drill program intercepted high grade gold mineralization along strike and down plunge of the existing South Reef zone. Highlights form this drilling included 30 meters of 2.00 g/t Au (including 4m @ 6.03 g/t Au & 2m @ 11.80 g/t Au), 10 meters of 4.12 g/t Au (including 2m @ 18.01 g/t Au) and 18m of 1.29 g/t Au (including 4m of 4.18 g/t Au). These results identified the geometry of the high-grade mineralization at the main South Reef zone that remains open to the northwest and importantly have identified an emerging parallel high-grade structure (Upper zone) 175 meters to the north of the main South Reef zone. The goal of the 2018 exploration season will be to follow-up on these intercepts along strike of both structures with the objective of significantly expanding upon the known mineralization. See the Company’s press release dated December 12, 2017 for complete results from the 2017 program.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.2.4        Peruvian exploration projects

Sombrero gold-copper project

The Sombrero Project lies within the north-western most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is probably a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile.

The current project consists of over 100,000 hectares of mineral claims defined by coincident gold and copper geochemical anomalies. The most explored area of the project was acquired through an option agreement the Company entered into in 2016 with Alturas Minerals Corp. Under the terms of this option, the Company may earn a 100% interest in the 6 mineral claims by completing US$2.1 million in work expenditures within a five-year period and make a final payment of US$5.0 million. To date, the Company has satisfied the cash payment requirements of the option and has incurred approximately US$0.6 million in exploration work on the project.

2018 Exploration Plans

The Company’s phase 1 surface work at Sombrero will consist of mapping, soil and rock sampling, trenching and ground magnetics expected to be completed prior to an initial drill program. The aim of the surface program is to expand upon the previously recognized surface mineralization and to delineate drill targets on the southern half of the project where the Company has secured a long-term agreement with the Huancasancos community. Additional community agreements for the northern portion of the project are currently being negotiated.

Previous work by Auryn in the southern half of the project yielded a large 2.3 km long gold-in-soils anomaly with several high grade rock samples ranging up to 7.54g/t Au and several multi percent copper samples ranging up to 16% Cu. Auryn also previously trenched 53 meters of 1.75g/t Au, 37 meters of 1.07g/t Au, and 11 meters of 0.7g/t Au. For full details of these results, see Auryn Resources’ News Release dated February 24, 2017.

Huilacollo Project

The Huilacollo epithermal property is comprised of 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well defined feeder structures as highlighted by trench intercepts up to 38m at 6.7 g/t Au and drill holes including 34m @ 2.14 g/t.

The Company acquired the rights to Huilacollo through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to an NSR, through a combination of work expenditures and cash payments.

2017 Initial Drill Program

On April 13, 2018, the Company announced the results from the initial five holes of drilling at its Huilacollo project in the Tacna Province, Peru. The highlight from the program was hole 17HUI-002 which returned an intercept of 62 meters of 0.45 g/t Au (including 22 meters of 0.71g/t Au) 100 meters to the northwest of the previously drilled mineralization on the project. Further drilling will expand upon this step out and target the surface mineralization discovered on the Tacora concession at depth.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.2.4        Peruvian exploration projects (continued)

Baños del Indio

The Baños del Indio epithermal property is comprised of 5,000 hectares of well-developed high-level steam heated epithermal style alteration and is considered by Auryn to be one of the largest untested epithermal alteration centers in Peru.  Baños del Indio shares many similarities with the La Coipa mine complex in northern Chile where economic mineralization is principally located beneath similar high-level steam heated epithermal alteration. Initial exploration to define drill targets will focus on structural mapping, multi-spectral analysis to identify high temperature clays, volumetric sampling and induced polarization geophysical surveys. Baños del Indio is held through an option where the Company may acquire a 100% interest, subject to a 3.0% NSR, through a combination of work expenditures and cash payments.

Curibaya

On June 2, 2016, the Company announced its acquisition of a 100% ownership interest in the Curibaya property, which is also in the Tacna province of southern Peru. The Curibaya property consists of 31,600 hectares of claims.

1.2.5        Qualified persons and technical disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

RAB Drilling (Committee Bay, Nunavut) - Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at the beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au. Analytical samples were taken using 1/8 of each 5ft (1.52m) interval material (chips) and sent to ALS Lab in Yellowknife, NWT or Vancouver, BC for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Core Drilling (Homestake Ridge, BC) - Intercepts were calculated using a minimum of a 0.2 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive meters of less than 0.2 g/t Au. Analytical samples were taken by cutting NQ diameter core into equal halves on site and sending one of the halves to ALS Laboratories in Terrace, BC, Vancouver, BC or Thunder Bay, ON for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA23) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where AA23 results were > 5 g/t Au the assays were repeated with 30g nominal weight fire assay with gravimetric finish (Au-GRA21). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

Core Drilling (Huilacollo, Southern Peru) – Drilling Intercepts were calculated using a minimum of a 0.1 g/t Au cut off at beginning and end of the intercept and allowing for no more than five consecutive meters of less than 0.1 g/t Au. Analytical samples were taken by sawing HQ diameter core into equal halves on site and sent one of the halves to ALS Lab in Arequipa, Peru for preparation and then to ALS Lab in Lima, Peru for analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element aqua regia digest ICP-AES/ICP-MS method (ME-MS41). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good accuracy and precision in a large majority of standards assayed.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.2.5        Qualified persons and technical disclosures (continued)

Cautionary Note to United States Investors concerning Estimates of Measured, Indicated and Inferred Resource Estimates

This disclosure has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource estimates included in this disclosure have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and resource estimates disclosed may not be comparable to similar information disclosed by U.S. companies.

In addition, this disclosure uses the terms “measured and indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “measured and indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Inc. (“RPA”) (see the Technical Report on the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on May 31, 2017 as amended October 23, 2017).

The Homestake Ridge resource estimate was prepared by RPA (see Technical Report on the Homestake Ridge Project, Skeena Mining Division, Northwestern British Columbia, September 29, 2017 as amended October 23, 2017 filed under the Company’s SEDAR profile at www.sedar.com).

Peruvian interests within a special economic zone - Auryn holds its interests in Peru through Corisur Peru SAC, which controls (among other) certain licenses (including the Huilacollo and Baños del Indio projects) that are located within a special legal zone which runs 50km back from the Peruvian border. As a non-Peruvian company, Auryn’s right to ultimately acquire title over the shares issued by Corisur Peru SAC and to own and/or exploit these licenses requires approval from the Peruvian government. While Auryn is in the process of submitting its applications and does not foresee any legal reason why it would be denied the approval, some risk of denial or delay should be assumed to exist.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.3        Selected annual financial information

	Twelve Months	Twelve Months	Six Months	Twelve Months
	December 31, 2017	December 31, 2016	December 31, 2015	June 30, 2015
	(Restated)	(Restated)	(Restated)	(Restated)
Comprehensive loss for the period	$36,578	$20,539	$7,012	$3,403
Net loss for the period	$36,500	$20,376	$6,490	$3,925
Basic and diluted loss per share	$0.47	$0.35	$0.16	$0.16
Total assets	$43,759	$41,747	$24,399	$6,795
Total long-term liabilities	$1,662	$1,747	$1,100	$-

The Company generated no revenues from operations during the above periods.

1.4        Discussion of operations

Three months ended March 31, 2018 and 2017 (Q1 2018 vs. Restated Q1 2017)

During the three months ended March 31, 2018, the Company reported a net loss of $3,463 and loss per share of $0.04 compared to net loss of $4,072 and loss per share of $0.05 for the same period in 2017. The $609 decrease in net loss in the current quarter is driven by a $968 decrease in the exploration and evaluation costs and a $359 decrease in the fees, salaries and other employee benefits, offset by a $450 decrease in the amortization of the flow through liability premium. Significant variances within operating expenses and other expenses are discussed as follows:

Operating expenses

(1)	Exploration and evaluation costs in Q1 2018 were $2,291 compared to $3,259 in Q1 2017, a decrease of $968, due to the following:
a.	Committee Bay decrease of $1,436 - Q1 costs in the prior year related to the spring mobilization which was completed in the quarter. In the current quarter, the costs incurred for Committee Bay were lower as the spring mobilization was only partially completed as it was started later in the season.
b.	Peru increase of $435 - Additional costs were incurred in Peru in Q1 2018 as the Company completed its initial 1,500 m drill program that commenced in December 2017 at the Huilacollo project.
(2)	Fees, salaries and other employee benefits, which includes share-based compensation, decreased by $359 in Q1 2018 compared to Q1 2017. The main driver for the decrease in the current quarter is lower share-based compensation as there were no new options granted and various prior year grants were fully vested prior to the start of the quarter.

Other expenses and income:

(1)	During the three months ended March 31, 2018, the Company recorded other income of $156 related to the amortization of the flow-through share premium liability compared to $606 for the three months ended March 31, 2017. The amortization of the liability is driven by the amount of flow-through eligible Canadian exploration and evaluation expenditures incurred in the period which for the current quarter was $549 compared to $2,265 for the same period in the previous year.
(2)	During the three months ended March 31, 2018, the Company recognized a fair value loss of $172 on its marketable securities due to a decrease in the market value of the underlying securities, compared to a loss of $41 for the three months ended March 31, 2017.

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.4        Discussion of operations (continued)

Summary of Project Costs

During the three months ended March 31, 2018, the Company spent $0.1 million in mineral property acquisition costs and $2.3 million in exploration and evaluation costs on its projects as outlined below:

	Committee Bay & Gibson MacQuoid	Homestake Ridge	Peru	Total
Acquisition costs
Balance as at December 31, 2017	$18,681	$16,060	$2,517	$37,258
Additions	-	-	22	22
Currency translation adjustment	-	-	52	52
Balance December 31, 2017	$18,681	$16,060	$2,591	$37,332

Exploration and evaluation costs
Assaying	$17	$7	$48	$72
Exploration drilling	128	-	307	435
Camp cost, equipment and field supplies	220	18	374	612
Geological consulting services	89	115	178	382
Geophysical analysis	2	-	-	2
Permitting, environmental and community costs	87	24	151	262
Expediting and mobilization	14	1	5	20
Salaries and wages	266	38	75	379
Fuel and consumables	-	-	3	3
Aircraft and travel	76	-	22	98
Stock based compensation	11	1	14	26
Exploration and evaluation costs for the three months ended March 31, 2018	$910	$204	$1,177	$2,291

Future operations and 2018 expenditure forecast

The Company's business objectives for the next twelve to eighteen months will include the continued exploration of the Committee Bay and Homestake Ridge projects and its portfolio of earlier stage projects in Peru.

During fiscal 2018, the Company anticipates expending between $8 and $15 million on its mineral properties though this amount may be increased subject to market conditions. Planned programs for 2018 may include the following:

•	At the Committee Bay Project, programs will include follow-up drilling at the Aiviq prospect and potentially expansion drilling in and around the Three Bluffs deposit.
•	At the Homestake Ridge Project, the Company will conduct a follow up drill program on the mineralization intercepted at the South Reef deposit during its 2017 campaign and follow up on surface geochemical anomalies identified.
•	Conduct extensive surface exploration across the recently expanded Sombrero Gold Copper Project in Southern Peru and follow-up on mineralization identified through the 2017 trenching and sampling programs.
•	Complete the remaining 3,500 meters of its initial drill program at the Huilacollo project.
•	Conduct surface exploration and potentially drilling at a number of its earlier stage projects which may include the Gibson MacQuoid projects, Baños del Indio and Sombrero in Peru.

13 of 24

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.5        Summary of quarterly results

Three months ended	Interest income	Net loss	Comprehensive loss	Loss per share
In thousands of Canadian dollars except per share amounts
	$	$	$	$
March 31, 2018	12	3,463	3,397	0.04
December 31, 2017[1]	39	4,580	4,589	0.06
September 30, 2017[1]	67	18,303	18,352	0.24
June 30, 2017[1]	78	9,546	9,566	0.12
March 31, 2017[1]	64	4,072	4,073	0.05
December 31, 2016[1]	12	4,121	4,098	0.06
September 30, 2016[1]	24	9,177	9,184	0.14
June 30, 2016[1]	22	5,303	5,301	0.10

1 Restated for change in accounting policy (see section 1.13)

During the last eight quarters, the Company’s net loss has ranged between $18,303 and $3,463. The Company’s expenditures have generally increased during this period as the Company has progressed from project investigation and acquisition to exploration and evaluation. The reason for the decrease in loss in the current quarter compared to the same quarter in the prior year, is due to the timing of the spring mobilization at Committee Bay which was fully completed in Q1 2017 but only partially completed in Q1 2018.

1.6/1.7       Financial position and liquidity and capital resources

	March 31, 2018	December 31, 2017 (Restated)
	$	$
Cash and restricted cash	11,265	2,589
Mineral property interests	37,332	37,258
Current liabilities	2,179	1,238
Non-current liabilities	1,671	1,662

As at March 31, 2018, the Company had unrestricted cash of $ 11.2 million (December 31, 2017 - $2.6 million) and working capital of $11.4 million (December 31, 2016 - $3.0 million). Current liabilities that are to be settled in cash as at March 31, 2018 include accounts payable and accrued liabilities of $1.4 million, which have primarily been incurred in connection with the spring mobilization at the Company’s Committee Bay project and corporate costs related to keeping the Company’s public listings in good standing.

During the three months ended March 31, 2018, the Company used net cash of $2.5 million in operating activities compared to $4.4 million during the comparative period in the prior year.

Investing activities during the three months ended March 31, 2018 and the comparable period in 2017 were negligible.

14 of 24

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7       Financial position and liquidity and capital resources (continued)

During the three months ended March 31, 2018, the Company generated net proceeds of $11.3 million from financing activities through the issuance of common shares compared to $39.4 million in the previous year’s quarter.

The Company’s current working capital provides sufficient capital for the Company to meet its immediate liquidity requirements as well as the planned exploration programs on its mineral interest properties for the next 12 months. If market conditions warrant, the Company may raise additional capital to expand its exploration programs.

Common shares issued

March 2018 Offering

On March 23, 2018 the Company closed the “2018 Offering” by issuing a total of 6,015,385 common shares of the Company at a price of US$1.30 per share for gross proceeds of US$7.8 million. The 2018 Offering was completed pursuant to an underwriting agreement dated March 13, 2018 among the Company and Cantor Fitzgerald Canada Corporation and a syndicate of underwriters. The Company paid a 6% commission to the Underwriters.

In addition, the Company completed a concurrent private placement financing involving the sale of 1,091,826 flow-through common shares of the Company (the “2018 Flow-Through Shares”) at a price equal to the Canadian dollar equivalent of US$1.82 per share, for gross proceeds of US$2.0 million. The 2018 Flow-Through Shares formed part of a donation arrangement and were ultimately purchased by Goldcorp Inc. (“Goldcorp”) and enabled Goldcorp to maintain its 12.5% interest in the Company under the terms of the January 2017 Investor Rights and Obligations Agreement between Goldcorp and the Company. The proceeds from the sale of the 2018 Flow-Through Shares will be used exclusively for exploration on the Company’s Committee Bay project.

Share issue costs related to the 2018 Offering totalled $1,335, which included $756 in commissions, and $579 in other issuance costs. The gross proceeds from the 2018 Offering were also offset by $737, an amount related to the flow-through share premium liability. A reconciliation of the impact of the 2018 Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at US$1.30 per share	6,015,385	$10,054
Flow-through shares issued at US$1.82 per share	1,091,826	2,561
Cash share issue costs	-	(1,335)
Proceeds net of share issue costs	7,107,211	11,280
Flow-through share premium liability	-	(737)
	7,107,211	$10,543

15 of 24

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7       Financial position and liquidity and capital resources (continued)

A summary of the intended use of the net cash proceeds of $11.3 million is presented as follows:

	Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the 2018 Offering	Actual activities (March 23-31)	Actual Use of Proceeds of the Offering to March 31, 2018	(Over)/under expenditure
Committee Bay & Gibson MacQuoid

Flow-through eligible funds

-  2018 drill and exploration programs

Non-flow -through funds

-  Technical studies, permitting and other non-flow-through eligible exploration costs to be incurred in connection with its 2018 exploration program

		$ 2,561 1,928	- flow through E&E - other E&E	$ 459 -	$ 2,102 1,928
Homestake	Non-flow -through funds - Technical studies, permitting and other non-flow-through eligible exploration costs to be incurred in connection with its 2018 exploration program	1,286	- other E&E	-	1,286
Peru	Non-flow -through funds - Exploration expenditures in Peru including the continuation of the Company’s drill program at the Huilacollo project and initial surface work at it Sombrero project	2,571	- Acquisition costs - E&E	- -	2,571
Other	General working capital	2,934		-	2,934
	Total	$ 11,280		$ 459	$ 11,821
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.			The financing was completed on March 23, 2018 and therefore the majority of the funds have not yet been used. Flow-through funds were expended between March 23-31 in relation to the Committee Bay mobilization.

16 of 24

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7       Financial position and liquidity and capital resources (continued)

January 2017 Offering

On January 24, 2017, the Company closed a brokered equity offering for gross proceeds of $41.2 million (the “January Offering”). Under the terms of the January Offering, the Company issued an aggregate of 4,590,818 flow-through shares at a price of $5.01 per flow-through share and 4,951,584 common shares at a price of $3.67 per common share. Share issue costs related to the January Offering totalled $2.2 million, which included $2.0 million in commissions, and $0.2 million in other issuance costs. The gross proceeds from the Offering were also offset by $6.1 million, an amount related to the flow-through share premium liability. A reconciliation of the impact of the January Offering on share capital is as follows:

	Number of common shares	Impact on share capital
Common shares issued at $3.67 per share	4,951,584	$18,172
Flow-through shares issued at $5.01 per share	4,590,818	23,000
Cash share issue costs	-	(2,261)
Proceeds net of share issue costs	9,542,402	38,911
Flow-through share premium liability	-	(6,151)
	9,542,402	$32,760

A summary of the intended use of the net cash proceeds of $38.9 million is presented as follows:

	Use of Proceeds: Proposed 12 Month Budget	Intended Use of Proceeds of the January 2017 Offering	Actual activities	Actual Use of Proceeds of the Offering to March 31, 2018	(Over)/under expenditure
Committee Bay & Gibson MacQuoid	Flow-through eligible - 25,000 metres of drilling - geophysical and till survey programs - Logistics and staging for 2017 programs	$15,500	- 2017 flow through E&E - 2017 acquisition costs - 2017 other E&E	$22,980 80 185	$(7,745)
Homestake	Flow-through eligible - 15,000 metres of drilling - geophysical and geochemical surveys	7,500	- 2017 flow through E&E - 2018 flow through E&E	6,807 90	603
Peru & Other	Non-flow-through eligible Peruvian exploration and general working capital	15,911	- Peru acquisition costs and E&E - Working capital	6,767 1,398	7,745
	Total	$38,911		$38,307	$603
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones.			The Committee Bay programs were completed in 2017 with additional expenditures being incurred due to the expansion of the initially budgeted drill program. Most of the 2017 planned Homestake exploration was completed but some of the funds will be used for 2018 exploration.

17 of 24

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.6/1.7       Financial position and liquidity and capital resources (continued)

Exercise of Warrants

During the three months ended March 31, 2018, 5,000 shares were issued as a result of share purchase warrants being exercised with an exercise price of $1.40 for gross proceeds of $7. Attributed to these share purchase warrants, fair value of $4 was transferred from the equity reserves and recorded against share capital.

Other sources of funds

As at March 31, 2018, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options and share purchase warrants with terms as follows:

Stock options

Stock Options	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	960,000	$0.51	0.88	960,000	$0.51	0.55
Aug 17, 2020	1,070,000	1.30	2.38	1,070,000	1.30	2.38
Jun 21, 2021	2,195,000	2.63	3.22	2,195,000	2.63	3.22
Jan 10, 2022	440,000	3.22	3.78	330,000	3.22	3.78
May 5, 2022	90,000	3.04	4.10	56,250	3.04	4.10
	4,755,000	$1.97	2.63	4,611,250	$1.93	2.59

Warrants

Expiry date	Number of warrants	Exercise price
May 4, 2018	22,716	$ 1.40

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

1.8        Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

18 of 24

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.9        Transactions with related parties

All transactions with related parties have occurred in the normal course of operations. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

	Three months ended March 31,
	2018	2017
Universal Mineral Services Ltd. [1]
Fees, salaries and other employee benefits	$164	$117
Marketing and investor relations	1	-
Insurance	1	-
Office and administration	75	112
Regulatory, transfer agent and shareholder information	-	2
Project investigation costs	6	5
Exploration and evaluation costs:
Committee Bay	175	101
Homestake	27	85
Peru	26	23
Total transactions for the period	$475	$445

1.	Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated March 30, 2012 and as amended on December 30, 2015, provides office space and geological and administrative services to the Company on a cost recovery basis.

The outstanding balance owing at March 31, 2018 was $169 (December 31, 2017 – $179). In addition, the Company had $150 on deposit with UMS as at March 31, 2018 (December 31, 2017 - $150).

1.10       Subsequent events

None

1.11        Proposed transactions

None

1.12       Critical accounting estimates

The preparation of the financial statements in conformity with IFRS requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are:

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AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.12       Critical accounting estimates (continued)

i.	Share-based compensation

The Company determines the fair value of stock options granted using the Black-Scholes option pricing model. This option pricing model requires the development of market-based subjective inputs, including the risk-free interest rate, expected price volatility and expected life of the option. Changes in these inputs and the underlying assumption used to develop them can materially affect the fair value estimate.

There were no share options granted during the three months ended March 31, 2018. The fair values of the share options granted in 2017 were estimated using the Black-Scholes option valuation model with the following assumptions on a weighted average basis:

Three months ended
March 31, 2017
Risk-free interest rate	0.96%
Expected dividend yield	nil
Share price volatility	78%
Expected life in years	4.34

ii.	Deferred tax assets and liabilities

Management judgment and estimates are required in assessing whether deferred tax assets and deferred tax liabilities are recognized in the consolidated statements of financial position. Judgments are made as to whether future taxable profits will be available in order to recognize deferred tax assets. Assumptions about the generation of future taxable profits depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, and other capital management transactions. These judgments and assumptions are subject to risk and uncertainty and changes in circumstances may alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognized on the consolidated statements of financial position and the benefit of other tax losses and temporary differences not yet recognized.

The Company’s deferred tax assets and liabilities were determined using a future income tax rate in Canada of 26% and 29.5% in Peru.

iii.	Reclamation obligations

Management assesses its reclamation obligations annually and when circumstances suggest that a material change to the obligations have occurred. Significant estimates and assumptions are made in determining the provision for rehabilitation and site restoration, as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent, the timing and the cost of reclamation activities, regulatory change, cost increases, and changes in discount rates. Those uncertainties may result in actual expenditure differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required. Changes to estimated future costs are recognized in the statement of financial position by adjusting the reclamation asset and liability.

20 of 24

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.13       Changes in accounting policies including initial adoption

The Company has adopted the following new accounting standards and policies during the three months ended March 31, 2018:

Revenue Recognition

Effective January 1, 2018 the Company adopted IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programs, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The adoption of this standard did not impact the Company’s financial statements, as currently the Company does not earn revenues.

Financial instruments

Effective January 1, 2018 the Company adopted IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The adoption of this standard did not impact the Company’s financial statements as currently the Company does not hold any financial instruments for which the underlying accounting will be impacted.

Voluntary accounting policy change

Effective January 1, 2018 the Company elected to change its accounting policy for exploration and evaluation costs incurred subsequent to the acquisition of a mineral property interest. Previously the Company had capitalized these costs as part of mineral property interests in accordance with IFRS 6 which allows for mining exploration companies to either capitalize or expense such costs.

Management determined that expensing exploration and evaluation costs would provide more relevant information to many of its financial statements users, as it would allow for comparisons to be drawn against both its Canadian peers, many of which choose to expense such costs, as well as its American peers as the policy is more in line with United States Generally Accepted Accounting Policies (“US GAAP”) requirements to expense costs, other than those incurred to acquire the right to explore a mineral property, until the economic viability of a project is established.

The Company will continue to capitalize the costs incurred to acquire the right to explore a mineral property until the right is lost or the value of the mineral property is determined to be impaired.

See note 2 (a) of the Company’s March 31, 2018 condensed consolidated interim financial statements for the Company’s revised accounting policy on exploration and evaluation costs and mineral property interests.

As a result of this voluntary change in accounting policy, the Company has restated certain prior period amounts within the March 31, 2018 condensed consolidated interim financial statements to be in accordance with this new policy. The impact on prior period amounts is outlined below:

21 of 24

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.13       Changes in accounting policies including initial adoption (continued)

Statements of Financial Position

As at January 1, 2017	As previously reported	Adjustment	Restated
Mineral property interests	58,815	(22,765)	36,050
Accumulated other comprehensive income	(29)	11	(18)
Deficit	11,743	22,754	34,497

As at December 31, 2017	As previously reported	Adjustment	Restated
Mineral property interests	95,986	(58,728)	37,258
Accumulated other comprehensive income	256	(196)	60
Deficit	12,073	58,924	70,997

Statements of Loss and Comprehensive Loss

Three months ended March 31, 2017	As previously reported	Adjustment	Restated
Exploration and evaluation costs	-	3,259	3,259
Loss for the period	813	3,259	4,072
Unrealized currency gain (loss) on translation of foreign operations	8	(7)	1
Net comprehensive loss	821	3,252	4,073

Loss per share	$0.01	$0.04	$0.05

Statement of Cash Flows

Three months ended March 31, 2017	As previously reported	Adjustment	Restated
Loss for the period	(813)	(3,259)	(4,072)
Share-based compensation	472	412	884
Depreciation of fixed assets	-	57	57
Unrealized foreign exchange (loss) gain	(14)	20	6
Changes in non-cash working capital
Prepaid expenses and deposits	(211)	(1,419)	(1,630)
Accounts payable and accrued liabilities	78	854	932
Cash used in operating activities	(1,108)	(3,335)	(4,443)
Exploration and evaluation costs	(3,349)	3,349	-
Acquisition of mineral property interests	-	(14)	(14)
Cash used in investing activities	(3,335)	3,335	-

New and amended accounting standards not yet effective as at March 31, 2018 are summarized as follows:

Leases - In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15, has also been applied. The Company does not have any material lease agreements and does not expect the adoption of this standard to materially impact its condensed consolidated interim financial statements.

22 of 24

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.14       Financial instruments and other instruments

As at March 31, 2018, the Company’s financial instruments consist of cash, marketable securities, amounts receivable, deposits and accounts payables and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to their short-term to maturity. The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk management. Details of the primary risks that the Company is exposed to are laid out in the notes to the Company’s condensed consolidated interim financial statements.

It has been determined that these risks, individually and in aggregate, are not material to the Company as a whole.

1.15       Other requirements

Capital structure

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as at May 14, 2018: 85,858,441

Number of common shares issued and outstanding as at March 31, 2018: 85,858,441

Share based options as at May 14, 2018:

Stock Options	Outstanding			Exercisable
Expiry date	Number of options	Exercise price	Remaining contractual life (years)	Number of options	Exercise price	Remaining contractual life (years)
Feb 17, 2019	960,000	$0.51	0.76	960,000	$0.51	0.76
Aug 17, 2020	1,070,000	1.30	2.26	1,070,000	1.30	2.26
Jun 21, 2021	2,195,000	2.63	3.10	2,195,000	2.63	3.10
Jan 10, 2022	440,000	3.22	3.66	385,000	3.22	3.66
May 5, 2022	90,000	3.04	3.98	67,500	3.04	3.98
	4,755,000	$1.97	2.51	4,677,500	$1.95	2.49

There are no share purchase warrants outstanding as at May 14, 2018.

Controls and procedures

Disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P and have concluded that the DC&P the Company have in place are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

The Company’s management, with the involvement of the CEO and CFO, performs regular reviews of its DC&P to ensure they are designed and operating effectively. As there are inherent limitations in all control systems, any economically feasible control system can only provide reasonable, not absolute, assurance that the control system will prevent or detect all misstatements due to error or fraud.

Management’s most recent evaluation of the DC&P was conducted for the year ended December 31, 2017 from which management concluded that the Company’s DC&P are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of the date of this report.

23 of 24

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations for the Three Months Ended March 31, 2018

(In thousands of Canadian dollars, unless otherwise noted)

1.15       Other requirements (continued)

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

It is management’s responsibility to establish and maintain adequate ICFR to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

At December 31, 2017, under the supervision of the CEO and CFO, management evaluated the effectiveness of the Company’s ICFR based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s ICFR was effective as of that date. There have been no material changes in the DC&P or the ICFR during the three months ended March 31, 2018.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”

Shawn Wallace

President and Chief Executive Officer

May 14, 2018